Via EDGAR

November 6, 2013

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:    EXCO Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-32743

Dear Mr. Hiller,

EXCO Resources, Inc. (“EXCO,” “we,” “our,” or “us”) is responding to your letters dated September 11, 2013 and October 23, 2013, or the Comment Letters, and is also providing the information requested in connection with your review of our Annual Report on Form 10-K for the year ended December 31, 2012, or the Form 10-K, filed with the Securities and Exchange Commission, or the Commission, on February 21, 2013 and as amended by our Amendment No. 1 to Annual Report on Form 10-K/A filed with the Commission on August 30, 2013.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing. We further acknowledge that the comments by the staff of the Commission, or the Staff, or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On October 23, 2013, the Staff reissued comment two within the letter dated September 11, 2013. For your convenience, we have repeated the Staff’s comment below in its entirety in italics, followed by our response thereto set forth immediately following such comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements, page 81

Note 4 – Derivative financial instruments, page 94

1.
We note your response to prior comment two from our letter dated September 11, 2013 indicating you have not provided the requested information because the issuance of call options and acquisition of swaps did not involve the exchange of cash. We would like to understand the extent to which settlement amounts were or will be enhanced by these arrangements. Therefore, please quantify the various elements, as previously requested, based on the values reflected in your accounts without regard to whether your journal entries were correlated with an exchange of cash. Please also describe the salient terms and provisions of your call options and swaps and clarify the extent to which call options exercised offset your position on swaps. We reissue prior comment 2.

EXCO acknowledges the Staff’s request to provide additional information regarding certain derivative contracts and to quantify the various elements of these transactions. During 2012, we entered into derivative contracts in which we simultaneously sold call options to obtain a higher price on swap agreements (“Paired Transactions”). These Paired Transactions were structured so the contract price on the swap agreement was equal to the exercise price on the call option. The settlement periods on these contracts were from January 2013 to December 2015. These swap agreements and call options were entered into simultaneously and did not result in the modification of any of our existing contracts. Additionally, these were cashless transactions upon inception with a single counterparty. Upon request, we will provide a copy of a trade confirmation from one of these transactions on a confidential basis. If the monthly settlement price was below the contract price, we would receive payments from our counterparty for the swap agreements and the call option would expire unexercised. If the monthly settlement price exceeded the contract price, we would make payments to our counterparty for the swap agreements and call options. The gain or loss on these derivative contracts was recorded based on the change in fair value upon settlement or at the end of each period. Our non-GAAP measures of adjusted net income and adjusted EBITDA are designed to have the effect of including only cash settlements of derivatives which were settled during the period. The cash settlements from both the swap agreements and call options would be included within these non-GAAP measures in the period they are ultimately settled. As noted in our prior response, EXCO has not received or paid cash at the inception of the derivative instruments. As such, the cash settlements included in adjusted net income and adjusted EBITDA are the only cash portions of our derivative instrument activity.

Upon inception of the Paired Transactions, there were no cash proceeds received from the sale of the call options and this would not impact our non-GAAP measures. The initial fair value of the swap agreements would result in an asset position that was perfectly offset by the liability position of the call options. The periodic gain or loss on these contracts during their terms would be reflected in net income (loss) each subsequent period based on the change in their respective fair values. In periods in which the settlement price was below the swap and call option price, this would result in cash receipts from our counterparty for the swap agreements and would be included as an increase in our non-GAAP measures of adjusted net income or adjusted EBITDA with the fair value change being excluded from those measures. In periods in which the settlement price exceeded the swap and call option price, this would result in cash payments to our counterparty and would be included as a decrease in our non-GAAP measures of adjusted net income or adjusted EBITDA with the fair value change being excluded from those measures.

During the 2012 fiscal year, total gains or losses on derivative contracts included in net income (loss) were $66.1 million. Since the settlement periods of the Paired Transactions did not occur until January 2013, only unrealized gains or losses on the Paired Transactions were included within the total gains or losses during the 2012 fiscal year. These contracts resulted in a net unrealized loss on derivative contracts of $5.9 million during 2012. During the 2012 fiscal year, total cash settlements on derivative contracts resulted in net cash receipts to EXCO of $202.1 million. Since the settlement periods of the Paired Transactions did not occur until January 2013, there were no cash settlements related to these contracts included within our 2012 financial results. Therefore, the Paired Transactions did not impact our non-GAAP measures of adjusted net income and adjusted EBITDA during 2012 since there were no cash settlements.

During the 2013 fiscal year, total gains or losses on derivative contracts included realized and unrealized gains and losses on the Paired Transactions and other commodity derivative contracts based on changes in their respective fair values and values upon settlements. During the six months ended June 30, 2013, the average contract price of the Paired Transactions was $4.29, which exceeded the settlement prices and this resulted in net cash receipts to us of $11.9 million related to the swap agreements of these Paired Transactions and the call options expired unexercised. The cash settlements increased our non-GAAP measures of adjusted net income and adjusted EBITDA. If the settlement price exceeded the average contract price of these Paired Transactions, this would have resulted in net cash payments to our counterparty for both the swap agreements and the call options. The net cash payments to our counterparty for both the swap agreements and call options would have decreased our non-GAAP measures of adjusted net income and adjusted EBITDA.

Alternatively, the accounting for these derivative contracts would be identical if we entered into separate contracts in which we received cash proceeds for the sale of the call options and made cash payments to obtain the swap agreements. Upon inception, the fair value of the swap agreements would have been equal to the fair value of the call options. Therefore, the cash payments and receipts upon inception would have also offset each other and would not impact the net cash settlements on derivatives contracts included in our non-GAAP measures of adjusted net income and adjusted EBITDA. In subsequent periods, the gain or loss on these derivative contracts would be recorded based on the change in fair value upon settlement or at the end of each period. The cash settlements from both the swap agreements and call options would be included within these non-GAAP measures in the period they are ultimately settled. Therefore, our total gain or loss on derivative contracts and our non-GAAP measures would not be impacted as if these were separate contracts.

We believe the proceeds and payments are accurately presented within our financial statements under GAAP as well as our non-GAAP measures of adjusted net income and adjusted EBITDA. Additionally, the computation of our adjusted EBITDA with respect to derivatives is consistent with the definition of Consolidated EBITDAX used in our credit agreement, which is one of the primary reasons these non-GAAP measures are presented to investors.

If you have questions, or require additional information regarding our responses, please call me at 214-368-2084.

Sincerely,

/s/ Mark F. Mulhern
Mark F. Mulhern
Executive Vice President, Chief Financial Officer and
interim Chief Accounting Officer